Mail Stop 3561

April 25, 2008

Kathleen Mason, President
Tuesday Morning Corporation
6250 LBJ Freeway
Dallas, TX 75240

> **Re: Tuesday Morning Corporation**
> **Form 10-KT for the Fiscal Year Ended June 30, 2007**
> **Filed August 30, 2007**
> **File No. 0-19658**

Dear Ms. Mason

    We have completed our review of your Form 10-KT and have no further comments at this time.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director

cc: James S. Rowe, Esq.